40-33

K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

Br. 16


RECEIVED
SEP 06 2011
OFFICE OF THE SECRETARY

September 2, 2011

Eric S. Purple
D 202.778.9220
F 202.778.9100
eric.purple@klgates.com


SEC MAIL PROCESSING
RECEIVED
SEP 02 2011
WASH, DC
191
SECTION

2:47

Via Hand Delivery

Office of the Secretary
United States Securities and Exchange
Commission
100 F Street, NE
Washington, DC 20549

Calamos Convertible Opportunities and Income Fund (SEC File No. 811- 21080)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of Calamos Convertible Opportunities and Income Fund (SEC File No. 811- 21080) (the "Fund"), and the persons and entities listed on Appendix A to this letter (collectively the "Defendants"), we are filing, pursuant to Section 33 of the Investment Company Act of 1940, the enclosed copy of the court's Memorandum Opinion and Order in the case of Bourrienne v. Calamos et al., case number 10-CV-07295, which was filed in the United States District Court for the Northern District of Illinois on August 4, 2011. The Memorandum Opinion and Order holds that the plaintiff's action against the Defendants is barred by the Securities Litigation Uniform Standards Act of 1998, and grants the Defendants' motion to dismiss. The plaintiff has appealed this decision to the U.S. Court of Appeals for the Seventh Circuit.

Please contact the undersigned at (202) 778-9220 if you have any questions regarding this filing.

Very truly yours,

Eric S. Purple

encl.

cc: J. Christopher Jackson, Calamos Advisers LLC
Paulita Pike, K&L Gates LLP
John Rotunno, K&L Gates LLP
Paul Walsen, K&L Gates LLP




11000447

DC-9555779 v1

Appendix A

Affiliated Persons of Calamos Opportunity and Income Fund (the "Fund") named as Defendants in Bourrienne v. Calamos et al.:

- John P. Calamos Sr., Chairman of the Board of the Fund
- Weston W. Marsh, Independent Trustee of the Fund
- Joe F. Hannauer, Former Independent Trustee of the Fund
- John E. Neal, Independent Trustee of the Fund
- William R. Rybak, Independent Trustee of the Fund
- Stephen B. Timbers, Lead Independent Trustee of the Fund
- David D. Tripple, Independent Trustee of the Fund
- Calamos Advisors LLC, Investment Adviser to the Fund
- Calamos Asset Management, Inc., Indirect Parent Company of the Fund's Investment Adviser


RECEIVED
SEP 06 2011
OFFICE OF THE SECRETARY

**IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION**

RUSSELL BOURRIENNE, individually and on Behalf of all others similarly situated,	)	
Plaintiff,	)	Case No.: 10-cv-7295
	)	Judge Robert M. Dow, Jr.
v.	)	
JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, et al.	)	
Defendants.	)	

MEMORANDUM OPINION AND ORDER

Before the Court is Defendants' joint motion to dismiss Plaintiff's complaint pursuant to Federal Rule of Civil Procedure 12(b)(6) [20]. Because Plaintiff's lawsuit is precluded by the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"), 15 U.S.C. § 77p(b) and § 78bb(f)(1), Defendants' motion [20] is granted.

I. Background[1]

Plaintiff Russell Bourrienne ("Plaintiff") filed this action in the Circuit Court of Cook County, Illinois on behalf of a class comprised of common shareholders of the Calamos Convertible Opportunities and Income Fund (the "Fund"). ¶ 1. Defendants removed the case to this Court and then moved to dismiss, arguing that SLUSA permits the removal of, and

[1] For purposes of Defendant's motion, the Court assumes as true all well-pleaded allegations set forth in the complaint. See, *e.g.*, *Killingsworth v. HSBC Bank Nevada, N.A.*, 507 F.3d 614, 618 (7th Cir. 2007). Unless otherwise specified, all citations in this section are to Plaintiff's complaint [1].

precludes, Plaintiff's claim. [20]. Plaintiff disputes the applicability of SLUSA.[2]

The Fund is an investment company that issued both common shares and a number of series of securities called auction market preferred shares ("AMPS"). ¶¶ 1, 2, 23, 24. Plaintiff alleges that the AMPS provided certain advantages not only to the holders of those shares, but also to the holders of the Fund's common shares, in that the AMPS provided the Fund with financing at favorable terms. ¶¶ 2; 25 (a)–(d). The terms of the AMPS financing were "favorable to the Fund's common shareholders" for at least four reasons. First, the AMPS financing was "perpetual, *i.e.*, AMPS need not ever be repaid." ¶ 25(a). This aspect of the AMPS assured the Fund that funds for investing would always be available, even in poor economic conditions. *Id.* Second, especially following the financial turmoil in the beginning of 2008, the AMPS allowed the Fund to borrow money at low interest rates and with low dividends required to be paid to the AMPS holders, resulting in lower borrowing costs for the common shareholders. ¶¶ 3, 25(b). Third, the AMPS allowed the Fund to borrow without having to offer up any collateral. ¶ 25(c). And fourth, "[a]nother advantage of the Fund important to its common shareholders was its 'Ability to Put Leverage to Work,' as described in a number of the Funds SEC filings." ¶ 25(d). According to the complaint, the AMPS allowed the Fund to attain a degree of leverage by allowing it to borrow at a low cost and "invest[] the proceeds in higher rates of return." *Id.*

The complaint alleges that the Fund publicly touted the benefits afforded by the AMPS in its filings with the Securities Exchange Commission ("SEC") and elsewhere. For instance, the Fund discussed the beneficial nature of its AMPS financing in its Form N-CSR filed with the SEC on June 26, 2008. ¶ 25. In that filing, the Fund reported that "'[o]verall, common

---

[2] In the alternative to their SLUSA preclusion argument, Defendants assert additional bases for dismissal. See [34] at 4-14, [21], [24]. Because the Court agrees that dismissal based on SLUSA is warranted, the Court need not address those arguments.

shareholders benefitted from the Fund's use of AMPS * * * [W]hile the auction failures caused the rates of AMPS to rise above short-term benchmarks, the cost of leverage actually came down during the reporting period.'" ¶ 25(b) (quoting the June 26, 2008 N-CSR at 3) (ellipses and bracket in original)). The "perpetual" term of the AMPS was alleged to be "very favorable to the Fund," and Defendants discussed this aspect of the AMPS in the June 26, 2008 SEC filing. ¶ 25(a). And as noted above, the Fund's "Ability to Put Leverage to Work" strategy (which was based on the terms of the AMPS) was discussed in the June 26, 2008 N-CSR. ¶ 25(d). Plaintiff alleges that this strategy was "important to [the Fund's] common shareholders" and that the "impact of this leverage was reflected in the Fund's regular cash distributions to common shareholders and described in its regular reports to its shareholders." *Id.*; see also ¶ 47 ("[T]he ability to earn positive returns on leverage is one of the key elements of an investment in the common stock of the Fund.").

The financial meltdown of 2008 caused the auction mechanism that had previously provided liquidity to the AMPS to fail. ¶ 33. As a result, the holders of the AMPS became concerned about their investments. ¶¶ 33; 36. Some of these investors "sought to hold the investment banks and brokers who recommended investing in [auction rate securities][3] responsible for the illiquidity of those investments." ¶ 36. Further, a number of government agencies began to investigate the marketing of auction rate securities like the AMPS to investors and "many investment banks and brokers entered into settlements, which required them to purchase [auction rate securities] from their clients." *Id.* The complaint alleges that the Fund was not obligated to take such an action because the terms of the AMPS specifically warned investors of the risk of failure of the auctions. ¶ 34.

[3] According to Plaintiff, the term "auction rate security" generally refers to a debt instrument with a long-term maturity or preferred stocks that yield at rates that are regularly reset at periodic auctions. ¶ 26. The AMPS issued by the Fund are a type of auction rate security.

As discussed briefly above, the auction failures and resultant illiquidity of the AMPS actually benefited the Fund's common shareholders by allowing the Fund to borrow money at low interest rates and with "extremely low" dividends required to be paid to the AMPS holders. See ¶ 3. Notwithstanding its prior representations about the value of the AMPS to the Fund and to the common shareholders, between June of 2008 and August of 2009, Defendants caused the Fund to redeem the outstanding AMPS and to replace them with financing that was far less advantageous for the common shareholders. ¶¶ 4; 36-50. The complaint alleges that the Fund had no valid business reason to redeem the AMPS. Instead, Defendants decided to redeem the AMPS "to provide[] liquidity to the holders of the AMPS" and to "further the business interests of the Calamos Sponsorship Group[4] by responding to the concerns of investment banks and brokers facing illiquidity in the [auction rate securities] market."[5] ¶ 38. While Defendants were able to placate the wealthy investors who purchased the AMPS (see ¶ 26), and the Fund's business partners in the investment banking world, Defendants did so to the detriment of the common shareholders. See ¶¶ 39-50. Among other things, the complaint alleges that the redemption of the AMPS raised borrowing costs for the Fund and "defeat[ed] an important aspect of the investment rationale for the common shareholders, *i.e.*, that the Fund could 'put leverage to work' to provide cash flow for distribution to the common shareholders." ¶ 51(b).

The complaint alleges that Defendants breached their fiduciary duty to the Fund's

---

[4] Plaintiff refers to Defendants Calamos Advisors, LLC, Calamos Asset Management Corporation, and their affiliates collectively as the "Calamos Sponsorship Group." ¶ 26.

[5] Plaintiff explains that "[a] good relationship with the investment banks and brokers who market the [auction rate securities] and AMPS is crucial to the business of the Calamos Sponsorship Group, as the Group earns fees by sponsoring new funds and the investment banks and brokers market the common shares of those funds." ¶ 38. Accordingly, Defendants had an economic interest in maintaining their relationships with these banks and brokers, which they did at the expense of, and in violation of their fiduciary duties to, the common shareholders.

common shareholders, and were unjustly enriched, by causing the Fund to redeem the AMPS in a manner that unfairly benefited the preferred shareholders (who held the AMPS) at the expense of the common shareholders. The complaint is pleaded in three counts. Count I of the Complaint asserts a claim against the Individual Defendants, each of whom is a trustee of the Fund, for alleged breach of fiduciary duty. Count II of the complaint asserts a claim against Calamos Advisers LLC and Calamos Asset Management, Inc. for aiding and abetting the asserted breach of fiduciary duty alleged in Count I. Count III asserts a claim against Calamos Advisors LLC and Calamos Asset Management, Inc. for unjust enrichment (in the form of additional fees and other revenues that those Defendants received from the sale of the AMPS and the securing of the replacement financing).[6]

II. Legal Standard for Rule 12(b)(6) Motions to Dismiss

A motion to dismiss pursuant to Federal Rule of Civil Procedure 12(b)(6) tests the sufficiency of the complaint, not the merits of the case. See *Gibson v. City of Chicago*, 910 F.2d 1510, 1520 (7th Cir. 1990). To survive a Rule 12(b)(6) motion to dismiss, the complaint first must comply with Rule 8(a) by providing "a short and plain statement of the claim showing that the pleader is entitled to relief" (Fed. R. Civ. P. 8(a)(2)), such that the defendant is given "fair notice of what the * * * claim is and the grounds upon which it rests." *Bell Atlantic Corp. v. Twombly*, 550 U.S. 544, 555 (2007) (quoting *Conley v. Gibson*, 355 U.S. 41, 47 (1957)).

Second, the factual allegations in the complaint must be sufficient to raise the possibility of relief above the "speculative level," assuming that all of the allegations in the complaint are true. *E.E.O.C. v. Concentra Health Servs., Inc.*, 496 F.3d 773, 776 (7th Cir. 2007) (quoting

[6] The complaint includes, at ¶ 5, a specific statement that Plaintiff is *not* bringing a securities fraud claim. ¶ 5 ("Plaintiff does not assert by this action any claim arising from a misstatement or omission in connection with the purchase or sale of a security, not does Plaintiff allege that Defendants engaged in fraud in connection with the purchase or sale of a security.").

Twombly, 550 U.S. at 555, 569 n.14). "[O]nce a claim has been stated adequately, it may be supported by showing any set of facts consistent with the allegations in the complaint." *Twombly*, 550 U.S. at 562. The Court accepts as true all of the well-pleaded facts alleged by the plaintiff and all reasonable inferences that can be drawn therefrom. See *Barnes v. Briley*, 420 F.3d 673, 677 (7th Cir. 2005).

III. Analysis

Congress enacted SLUSA to remediate an "unintended consequence" of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), which was a spike in previously rare state-court litigation of class actions involving nationally traded securities. *Merrill Lynch, Pierce, Fenner & Smith Inc. v. Dabit*, 547 U.S. 71, 82 (2006). The goal of the PSLRA was to curb nuisance suits and other perceived abuses of securities class actions. *Id.* at 81-82. But rather than stem the tide of such suits, the PSLRA prompted some plaintiffs (or rather their lawyers) to avoid the PSLRA's stringent pleading requirements and other provisions designed to ward off meritless suits by simply reformulating their claims as state law causes of action and bringing them in state courts. *Id.* To prevent private plaintiffs from frustrating the objectives of the PSLRA in this way, Congress enacted SLUSA, which provides:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging-
>
> (1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or
>
> (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

15 U.S.C. § 77p(b).

The SLUSA preempts and precludes a claim if it: (i) is brought by a private party; (ii) is brought as a covered class action; (iii) is based on state law; (iv) alleges that the defendant misrepresented or omitted a material fact or employed a manipulative or deceptive device or contrivance; and (v) asserts that defendant did so in connection with the purchase or sale of a covered security. See 15 U.S.C. § 78bb(f)(1); 15 U.S.C. § 77p(b);[7] *Erb v. Alliance Capital Mgmt., L.P.*, 423 F.3d 647, 651 (7th Cir. 2005). A "covered class action" is a lawsuit in which damages are sought on behalf of more than 50 people. § 78bb(f)(5)(B). A "covered security" is one traded nationally and listed on a regulated national exchange. § 78bb(f)(5)(E). SLUSA also makes cases that meet these qualifications removable. § 78bb(f)(2); see also *Kircher v. Putnam Funds Trust*, 547 U.S. 633, 642-43 (2006).

"Consistent with Congress's intent, courts construe SLUSA's 'expansive language broadly' to prevent frustration of the PSLRA's objectives." *Brown v. Calamos*, 2011 WL 1414168, at *2 (N.D. Ill. March 14, 2011) (Bucklo, J.) (quoting *Daniels v. Morgan Asset Management, Inc.*, 2010 WL 4024604, at *5 (W.D. Tenn. Sept. 30, 2010), and *Segal v. Fifth Third Bank, N.A.*, 581 F.3d 305, 309 (6th Cir. 2009)); see also *Dabit*, 547 U.S. at 86. In particular, the Supreme Court held in *Dabit* that the "in connection with the purchase or sale of securities" requirement should be construed broadly to preclude suits by holders of securities, not just purchasers and sellers. 547 U.S. at 86-87. Relatedly, as a general rule, litigants cannot avoid SLUSA preemption by bringing claims that effectively incorporate securities claims under state law theories. *Appert v. Morgan Stanley Dean Witter, Inc.*, 2009 WL 3764120, at *5 (N.D. Ill. Nov. 6, 2009); *Rabin v. JP Morgan Chase Bank*, 2007 WL 2295795, at *6 (N.D. Ill. Aug. 3 2007). "Consequently, when analyzing SLUSA preclusion, courts are guided by the substance rather than the form of a claim." *Id.*

[7] SLUSA amends the Securities Act of 1933 and the Securities Exchange Act of 1934 in "substantially identical ways." *Dabit*, 547 U.S. at 82 n.6.

Plaintiff does not dispute that this is a "covered class action," that it is based on state law, or that the securities in question are "covered securities." He argues, however, that the complaint does not allege that Defendant misrepresented or omitted a material fact or employed a manipulative or deceptive device or contrivance.[8] (Pl. Mem. [26] at 10-12). Instead, according to Plaintiff, the "crux of this action" is the allegation that Defendants breached their fiduciary duty to the common shareholders when they redeemed the AMPS without justification and only to benefit themselves and the preferred shareholders who held those AMPS. *Id.* at 11. Plaintiff discusses each of the statements in the complaint that Defendant argues are misstatements and argues that "[n]owhere in the complaint does Plaintiff allege that any statements attributed to any of the Defendants were false." *Id.* at 10-11 & n.12.

As to the first part of Plaintiff's argument, whether or not the "crux" of the complaint involves a misrepresentation or omission bears little on the applicable analysis. To explain, in *Rowinski v. Salomon Smith Barney, Inc.*, 398 F.3d 294, 300 (3d Cir. 2005), the Third Circuit considered an argument similar to the one that Plaintiff makes here. In *Rowinski*, the plaintiffs argued that their state law breach of contract claim was not preempted by SLUSA because a misrepresentation was not an essential legal element of their claim. *Id.* The court rejected that argument, reasoning that SLUSA "preempts any covered class action 'alleging' a material misrepresentation or omission in connection with the purchase or sale of securities" and that "preemption does not turn on whether allegations are characterized as facts or as essential legal elements of a claim, but rather on whether the SLUSA prerequisites are 'alleged' in one form or

[8] Defendants' initial memorandum in support of its motion to dismiss ([22] at 13-19) discussed SLUSA's two preclusion exceptions and argued why each does not apply to the instant case. Section 78bb(f)(5)(c) exempts "an exclusively derivative action brought by one or more shareholders on behalf of a corporation" and § 78bb(f)(3) exempts "a covered class action * * * that is based upon the statutory or common law of the State in which the issuer is incorporated (in the case of a corporation) or organized (in the case of any other entity)." Plaintiff does not rely on either of these exceptions and accordingly the Court need not discuss them further.

another." *Id.* (quoting 15 U.S.C. § 78bb(f)(1)); see also *Segal v. Fifth Third Bank*, 581 F.3d 305, 311 (6th Cir. 2009) (rejecting "contention that the state-law claims do not depend upon allegations of misrepresentation or manipulation-and thus are not material to them"); *Ray v. Citigroup Global Markets, Inc.*, 2005 WL 2659102, *5-*6 (N.D. Ill. Oct. 18, 2005) (adopting analysis from *Rowinski* and dismissing negligent supervision claim that "plainly include[d] allegations" that the defendant "breached its duties and failed to supervise and control [an employee's] actions, misrepresentations, and misconduct."); see also *Brown*, 2011 WL 1414168, at *3.

In accordance with the foregoing discussion, the Court will focus on the specific allegations of the complaint. The complaint alleges an "untrue statement or omission" or a "manipulative or deceptive device or contrivance" in at least two ways. As shown below, the applicable standard puts Defendants in the rather contorted position of arguing that Plaintiff *has* pled allegations of securities fraud, while Plaintiff strenuously argues that he has not.

First, as discussed above, the complaint alleges that Defendants' SEC filings touted the benefits that common shareholders would enjoy from the Fund's AMPS-based financing. One of the benefits discussed was that "[t]he terms of the AMPS financing was very favorable to the Fund in that it was perpetual." (Cmplt. at ¶ 25(a)). A premise of the complaint is that Defendants misled common shareholders by representing that they would enjoy the financing provided by AMPS "perpetual[ly]," but then redeemed the AMPS and substituted less favorable financing in their place. See, e.g. *id.* at ¶¶ 25(a); 53 (discussing the "Fund's statements of [sic] the SEC and the public"). In his brief, Plaintiff responds by arguing that he never pled that the AMPS were in fact irredeemable. (Pl. Mem. at 11). Instead, Plaintiff argues that he "has always been clear on this point—the AMPS were redeemable at the election of the Trust, but not at the election of the AMPS-holders." *Id.* (citing Cmplt. at ¶ 34). It is true that in actuality, the AMPS were not completely irredeemable; under the terms of the AMPS, the Fund *could* redeem them (which is, of course, precisely what happened). See Cmplt. at ¶ 34. But regardless of whether the Fund could actually redeem the AMPS, the complaint alleges that common shareholders were sold the Fund under the false premise that the AMPS were "perpetual," "had no maturity date," and "never had to be repaid." ¶¶ 2; 25(a). These allegations are sufficient to bring Plaintiff's complaint into the ambit of SLUSA. See § 77p(b). Put another way, these allegations necessarily assume a purported failure to disclose that the AMPS might be, or would be, replaced with shorter term and/or higher cost leverage. See, *e.g. Stoody-Broser v. Bank of America, N.A.*, 2009 WL 2707393, at *4 (N.D. Cal. 2009) (purported breach of fiduciary duty claims asserted against trustee of assets invested in affiliated mutual funds "inherently" involved a failure of disclosure").

Here, it makes sense to pause to discuss Judge Bucklo's decision in *Brown v. Calamos*, 2011 WL 1414168 (N.D. Ill. March 14, 2011), which was issued shortly after Defendants filed their reply brief (and which was the subject of a motion for leave to file supplemental authority [36]). *Brown* is a class action brought on behalf of the same putative class of shareholders against the same defendants named in the instant action. The complaint in *Brown* is substantially similar to the complaint in this action and asserts the same three state law claims as are alleged in Plaintiff Bourrienne's complaint. In her order of March 14, 2011, Judge Bucklo dismissed Brown's lawsuit as precluded under SLUSA. See 2011 WL 1414168, at *2 (N.D. Ill. March 14, 2011). While not binding on this Court, the Court finds Judge Bucklo's analysis to be persuasive. In pertinent part, Judge Bucklo concluded that the *Brown* complaint's allegation that the AMPS were "perpetual" was a misrepresentation. See *id.* at *3.

Judge Bucklo further concluded that the *Brown* complaint's "allegations that undisclosed conflicts of interest drove Defendants' decision to redeem the AMPS reinforces th[e] conclusion" that the complaint contained an "omission" of a material fact under the federal securities laws. *Brown*, 2011 WL 1414168, at *3 (citing *Felton v. Morgan Stanley Dean Witter & Co.*, 429 F. Supp. 2d 684, 693 (S.D.N.Y. 2006) (securities broker's undisclosed conflict of interest was "a quintessential example of a fraudulent omission of a material fact under the federal securities laws."); and *Daniels v. Morgan Asset Management, Inc.*, 743 F. Supp. 2d 730, 740 (W.D. Tenn. 2010) (barring state law claims under SLUSA where undisclosed conflicts of interests allegedly caused the plaintiff's injury)). As discussed above (*supra* 4 & n.5) those same allegations of an undisclosed conflict of interest motivating Defendants' conduct are present in Plaintiff's complaint here.

Judge Bucklo agreed with the Defendants' characterization of the complaint in *Brown* as "a securities fraud wolf dressed up in a [state law] sheep's clothing." *Brown*, 2011 WL 1414168, at *2, and compared the complaint to other cases in which plaintiffs unsuccessfully attempted to avoid the application of SLUSA through artful pleading. *Id.* (citing *Daniels*, 743 F. Supp. 2d at 740 (dismissing breach of contract and breach of fiduciary duties claims); *Kurz v. Fidelity Management & Research Co.*, 2008 WL 2397582 (S.D. Ill. June 10, 2008) (complaint that "scrupulously avoid[ed] using the words fraud, misrepresentation, or omission" was nonetheless precluded by SLUSA), aff'd, 556 F.3d 639 (7th Cir. 2009); *Kutten v. Bank of America, N.A.*, 2007 WL 2485001, at *6 (E.D. Mo. Aug. 29, 2007) (dismissing breach of fiduciary duty claims), aff'd, 530 F.3d 669 (8th Cir. 2008); *Felton*, 429 F. Supp. 2d at 693 (dismissing breach of contract claim)); see also *Segal*, 581 F.3d at 310-11 (a claimant cannot "elude SLUSA's prohibitions by editing out covered words" or using "artful pleading"). The Court concludes that these characterizations are equally applicable to the instant complaint.

Three final points: In his brief, Plaintiff does not rely on his statement in ¶ 5 of the complaint in which he asserts that he does not intend to bring a securities fraud claim. Had Plaintiff attempted to rely on this disclaimer, the Court would have given it little consideration since the applicability of SLUSA turns on the substance rather than the form of a claim. *Rabin*, 2007 WL 2295795, at *6; *Brown*, 2011 WL 1414168, at *3 (concluding that similar disclaimer "is of little moment"); *Kurz*, 2008 WL 2397582, at *2 (recital in complaint "specifically disclaiming" any allegations of fraud, misrepresentation or omission was ineffective to avoid SLUSA preclusion); see also Def. Mem. [22] at 8 (collecting additional cases).

Second, Plaintiff's brief focused on the argument that his complaint did not allege that Defendants misrepresented or omitted a material fact or employed a manipulative or deceptive device or contrivance. Plaintiff did not argue (as Brown did before Judge Bucklo) that any statements discussed in the complaint were not made "in connection with the purchase or sale of a covered security." § 77p(b). Given the Supreme Court's broad construction of this phrase in *Dabit*, 547 U.S. at 86-87, such an argument would have been unavailing had Plaintiff made it.

And finally, the Court was struck by the telling absence of any legal authority in which claims such as those Plaintiff asserts were allowed to proceed under state law. Indeed, Plaintiff's memorandum dedicates only two and a half pages to the SLUSA preclusion issue and cites not a single case from <u>any</u> court. Plaintiff's memorandum did not even attempt to distinguish the numerous cases that Defendants cited in their opening brief to explain why Plaintiff's lawsuit is barred by SLUSA.

IV. Conclusion

For the foregoing reasons, Defendant's motion to dismiss [28] is granted. Judgment is entered for Defendants and against Plaintiff.

Dated: August 4, 2011



Robert M. Dow, Jr.
United States District Judge

PURPLEES

Page Separator